F-Secure Corporation

03003272

F-SECURE®

SUPPL

82-5035

~~Date~~ January 10, 2003

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JAN 21 2003
WASH. D.C. 181 SECTION

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

PP. Henrietta Malmari

dlw 1/27

F-Secure Corporation, PL 24, Tammasaarenkatu 7, FIN-00181 Helsinki, Finland, Tel. +358 9 2520 0700, Fax +358 9 2520 5001
www.F-Secure.com VAT Reg. No: FI07055792 Business Identity Code: 0705579-2 Registered Office: Espoo

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE January 9, 2003

Computer Virus Year 2003 Started with a Bang

Four new widespread worms found in two days

F-Secure is alerting computer users as four new internet worms are crawling across the globe. These new Windows worms were found on 8th and 9th of January, 2003 and they are known as (in order of appearance) Lirva.A, ExploreZip.E, Lirva.B and Sobig.

"Several new viruses are found every day, there's nothing special with that", says Mikko Hypponen, Manager of Anti-Virus Research at F-Secure. "But it is not normal to find four new viruses which are all successfully spreading in the wild within two days."

F-Secure Corporation has released a Level 2 Radar alert on all these viruses, indicating that system administrators and end users should make sure their systems are protected. Level 2 is the second highest alert level under F-Secure Radar alerting system. F-Secure made 27 Level 2 alerts during all of year 2002 (and two Level 1 alerts).

"Apart from the two Lirva variants, these viruses are not related to each other – this does not seem to be a coordinated attack", comments Hypponen. "It seems we just got a really bad start for this year".

Information of the four viruses follow:

Lirva.A

Lirva (or Arvil) is a mass-mailing worm that uses several methods to spread. Besides email the worm uses ICQ and IRC chat networks and Kazaa file sharing network to spread. It also propagates through shared folders and Windows network drives. Lirva has functionality to disable several antivirus and security applications if it notices their presence. If the worm is active in the system it tries to steal passwords and send them to an external email address.

E-mails sent by Lirva vary a lot, but they often make references to Avril Lavigne, Canadian rocker who was nominated for five Grammy awards just two days ago. Apparently the virus was written by a Kazakhstan-based fan of the artist. When Lirva worm activates, it tries to open the official web site of Avril Lavigne and starts a graphical screen effect consisting of coloured, moving circles.

Lirva.B

Functionally Lirva.B is very close to the original Lirva virus. It has been modified to

evade detection of some anti-virus software. Another difference is that Lirva.B fakes the sender address of infected e-mails, replacing the address of the infected user with the e-mail address of a random innocent bystander. The real e-mail address of the infected user can often be found from the e-mail's "Return-Path" header.

ExploreZip.E

ExploreZip is an internet worm which was first found in June 1999. The original version (ExploreZip.A) spread all over the globe within days of initial discovery, becoming first of the really widespread internet worms. After this, several modified versions of this worm has been found.

On the 8th of January, 2003 - three and half years after the virus was first seen - ExploreZip.E was found. This version was modified so that it was undetectable to most anti-virus programs. The worm functionality had stayed the same. All of the ExploreZip variants spread as an e-mail attachment and activate by destroying Microsoft Office documents and source code files from infected computers and from local networks. The worm modifies an infected computer so that the worm will reply to unread e-mails, sending dummy e-mail replies with an infected attachment.

Sobig

Sobig is an e-mail and network worm, sending itself around as a PIF e-mail attachment. The worm has remote control functionality through which the virus writer can control infected computers.

Detailed technical descriptions of these worms as well as a screenshot of the Lirva virus activation circle routine are available in the F-Secure Virus Description database at http://www.f-secure.com/v-descs/

F-Secure Anti-Virus can detect and stop all the mentioned viruses.

About F-Secure Corporation

F-Secure Corporation is a leading developer of centrally managed security solutions for the mobile enterprise. The company's award-winning, integrated antivirus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls provide centralized policy based management of widely dispersed user communities. Founded in 1988, F-Secure is listed on the Helsinki Stock Exchange [HEX: FSC]. Corporate headquarters is in Helsinki, Finland with North American headquarters in San Jose, California. The company maintains offices in Germany, Japan, Sweden and the United Kingdom, and is supported by a network of VARs and Distributors in over 90 countries around the globe.

For more information, please contact:

Mikko Hypponen, Manager,
Anti-Virus Research
F-Secure Corporation
Tel. +358 9 2520 5513
Email: Mikko.Hypponen@F-Secure.com

Heather Deem, Marketing Manager
F-Secure Inc.
Tel. +1 408 350 2178
Email: Heather.Deem@F-Secure.com